--------
|FORM 4|
--------

[_] Check this box if no longer subject to
    Section 16.  Form 4 or Form 5 obligations
    may continue.  See Instruction 1(b).




                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, D.C. 20549

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940


(Print or Type Responses)
________________________________________________________________________________
1.   Name and Address of Reporting Person*

THE GOLDMAN SACHS GROUP, INC.
--------------------------------------------------------------------------------
   (Last)                           (First)             (Middle)

85 BROAD STREET
--------------------------------------------------------------------------------
                                    (Street)

NEW YORK                             NY                10004
--------------------------------------------------------------------------------
   (City)                           (State)              (Zip)


________________________________________________________________________________
2.   Issuer Name and Ticker or Trading Symbol


CARMIKE CINEMAS, INC. (CMKC)
________________________________________________________________________________
3.   I.R.S. or Identification Number of Reporting Person (Voluntary)


________________________________________________________________________________
4.   Statement for Month/Year


JANUARY/2002
________________________________________________________________________________
5.   If Amendment, Date of Original (Month/Year)


________________________________________________________________________________
6.   Relationship of Reporting Person(s) to Issuer
     (Check all applicable)

     [_]  Director                             [X]  10% Owner
     [_]  Officer (give title below)           [_]  Other (specify below)

                           ----------------------------
________________________________________________________________________________
7.   Individual or Joint/Group Filing (Check Applicable Line)

     [_]  Form filed by one Reporting Person
     [X]  Form filed by More than One Reporting Person
________________________________________________________________________________


================================================================================
           TABLE I -- NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF,
                             OR BENEFICIALLY OWNED
================================================================================

                                                                                                                6.
                                                                 4.                              5.             Owner-
                                                                 Securities Acquired (A) or      Amount of      ship
                                                    3.           Disposed of (D)                 Securities     Form:     7.
                                                    Transaction  (Instr. 3, 4 and 5)             Beneficially   Direct    Nature of
                                      2.            Code         ------------------------------- Owned at End   (D) or    Indirect
1.                                    Transaction   (Instr. 8)                   (A)             of Month       Indirect  Beneficial
Title of Security                     Date          ------------     Amount      or     Price    (Instr. 3      (I)       Ownership
(Instr. 3)                            (Month/Day/    Code     V                  (D)             and 4)         (Instr.4) (Instr. 4)
                                       Year)
------------------------------------------------------------------------------------------------------------------------------------


------------------------------------------------------------------------------------------------------------------------------------
CLASS A COMMON STOCK,
PAR VALUE $.03 PER SHARE              1/31/2002       J              (01)         D     (01)      0             (01)      (01)
                                                     (01)
------------------------------------------------------------------------------------------------------------------------------------
COMMON STOCK,
PAR VALUE $.03 PER SHARE              1/31/2002       J              (01)         A     (01)     (01)           (01)      (01)
                                                     (01)
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

====================================================================================================================================

If the form is filed by more than one reporting person, SEE Instruction 4(b)(v).
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.


                            (Print or Type Response)

TABLE II -- DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
         (E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)

================================================================================

                                                                                                                    10.
                                                                                                          9.        Owner-
                                                                                                          Number    ship
                                                                                                          of        Form
                    2.                                                                                    Deriv-    of
                    Conver-                    5.                              7.                         ative     Deriv-   11.
                    sion                       Number of                       Title and Amount           Secur-    ative    Nature
                    or                         Derivative    6.                of Underlying     8.       ities     Secur-   of
                    Exer-             4.       Securities    Date              Securities        Price    Bene-     ity:     In-
                    cise     3.       Trans-   Acquired (A)  Exercisable and   (Instr. 3 and 4)  of       ficially  Direct   direct
                    Price    Trans-   action   or Disposed   Expiration Date   ----------------  Deriv-   Owned     (D) or   Bene-
1.                  of       action   Code     of(D)         (Month/Day/Year)            Amount  ative    at End    In-      ficial
Title of            Deriv-   Date     (Instr.  (Instr. 3,    ----------------            or      Secur-   of        direct   Owner-
Derivative          ative    (Month/  8)       4 and 5)      Date     Expira-            Number  ity      Month     (I)      ship
Security            Secur-   Day/     ------   ------------  Exer-    tion               of      (Instr.  (Instr.   (Instr.  (Instr.
(Instr. 3)          ity      Year)    Code V    (A)   (D)    cisable  Date     Title     Shares  5)       4)        4)       4)
------------------------------------------------------------------------------------------------------------------------------------


------------------------------------------------------------------------------------------------------------------------------------
SERIES A SENIOR    $25.00  1/31/2002   J         D           11/30/99  NONE    (02)      (01)     (01)    0         (01)     (01)
CUMULATIVE                   (01)     (01)      (01)           (02)    (02)              (02)
CONVERTIBLE                                     (02)
EXCHANGEABLE
PREFERRED
STOCK, PAR VALUE
$1.00
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

====================================================================================================================================


Instruction 4(b)(v) list of other Reporting Persons:


         This statement is being filed by GS Capital Partners III, L.P. ("GS Capital III"), GS Capital Partners III Offshore, L.P. ("GS Offshore"), GS Capital Partners III Germany Civil Law Partnership ("GS Germany"), Stone Street Fund 1998, L.P. ("1998 Stone"), Bridge Street Fund 1998, L.P. ("1998 Bridge"), Stone Street 1998, L.L.C. ("Stone L.L.C."), GS Advisors III, L.L.C. ("GS Advisors"), Goldman, Sachs & Co. oHG ("GS oHG"), Goldman, Sachs & Co. ("Goldman Sachs"), and The Goldman Sachs Group, Inc. ("GS Group") (collectively, the "Reporting Persons"). GS Capital III, GS Offshore, GS Germany, Bridge 1998 and Stone 1998, collectively, shall be referred to from time to time in this filing as the "Limited Partnerships." The principal business address of each Reporting Person (other than GS Offshore, GS Germany and GS oHG) is 85 Broad Street, New York, NY 10004. The principal business address for GS Offshore is c/o Maples and Calder, P.O. Box 309, Grand Cayman, Cayman Islands. The principal business address for each of GS Germany and GS oHG is MesseTurm, 60308 Frankfurt am Main, Germany.
                                                                     (Continued)




** Intentional misstatements or omissions of facts constitute Federal Criminal
   Violations.  See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed.
      If space provided is insufficient, see Instruction 6 for procedure.

Explanation of Responses:


01. As disclosed by Carmike Cinemas, Inc. (the "Company") in the Amendment to Form 8-A filed with the Securities and Exchange Commission on January 31, 2002, on January 31, 2002 (the "Effective Date"), the Amended Joint Plan of Reorganization Under Chapter 11 of the Bankruptcy Code (the "Plan") of the Company became effective and, as a result, the shares of Class A Common Stock, par value $.03 per share ("Class A Common Stock"), and the shares of Class B Common Stock, par value $.03 per share ("Class B Common Stock" and, together with the Class A Common Stock, the "Old Common Stock"), and the shares of Series A Cumulative Convertible Exchangeable Preferred Stock, par value $1.00 per share (the "Old Preferred Stock") of the Company issued and outstanding immediately prior to the Effective Date were automatically cancelled and extinguished. As of the Effective Date, in accordance with the Plan, the Company established, pursuant to its Amended and Restated Certificate of Incorporation, twenty-one million (21,000,000) shares of authorized capital stock of the Company, consisting of twenty million (20,000,000) shares of the Common Stock and one million (1,000,000) shares of Preferred Stock, par value $1.00 per share (the "Preferred Stock"). Based on information provided to the Reporting Persons by the Company, as of February 5, 2002, 9,000,000 shares of Common Stock were issued and outstanding, an additional 1,000,000 shares of Common Stock were reserved for issuance pursuant to the Carmike 2002 Stock Plan, and no shares of the Preferred Stock were issued and outstanding. Pursuant to the Plan, holders of Old Preferred Stock cancelled on the Effective Date received shares of Common Stock approximating 46.6% of the post-Effective Date shares of issued and outstanding Common Stock of the Company on a fully diluted basis; holders of Old Common Stock cancelled on the Effective Date received shares of Common Stock approximating 24.7% of the post-Effective Date shares of issued and outstanding Common Stock of the Company on a fully diluted basis.


      Immediately prior to the Effective Date, Goldman Sachs and GS Group may be deemed to have owned, beneficially and indirectly, an aggregate of 2,608,000 shares of Class A Common Stock, consisting of (a) 408,000 shares of Class A Common Stock beneficially owned by the Limited Partnerships, and (b) 2,200,000 shares of Class A Common Stock which may be deemed to have been beneficially owned by the Limited Partnerships by reason of their ownership of 550,000 shares of Old Preferred Stock. Affiliates of Goldman Sachs and GS Group are the general partner, managing general partner or managing partner of the Limited Partnerships. Goldman Sachs serves as the manager for GS Advisors and Stone L.L.C. and as the investment manager for GS Capital III, GS Offshore and GS Germany. Goldman Sachs is wholly owned, directly and indirectly, by GS Group. Prior to the Effective Date, the Reporting Persons other than Goldman Sachs and GS Group disclaimed beneficial ownership of the securities owned by Goldman Sachs. Goldman Sachs and GS Group each disclaimed beneficial ownership of the securities owned by the Limited Partnerships except to the extent of their pecuniary interest therein.


      Immediately prior to the Effective Date, GS Capital III may be deemed to have owned, beneficially and directly, an aggregate of 1,776,731 shares of Class A Common Stock, consisting of (a) 277,955 shares of Class A Common Stock it beneficially owned and (b) 1,498,776 shares of Class A Common Stock which it may be deemed to have beneficially owned by reason of its ownership of 374,694 shares of Old Preferred Stock.


      Immediately prior to the Effective Date, GS Offshore may be deemed to have owned, beneficially and directly, an aggregate of 448,445 shares of Class A Common Stock, consisting of (a) 36,413 shares of Class A Common Stock it beneficially owned and (b) 412,032 shares of Class A Common Stock which it may be deemed to have beneficially owned by reason of its ownership of 103,008 shares of Old Preferred Stock.


      Immediately prior to the Effective Date, GS Advisors, as the sole general partner of GS Capital III and GS Offshore, may be deemed to have owned, beneficially and indirectly, an aggregate of 2,225,176 shares of Class A Common Stock, consisting of (a) 277,955 shares of Class A Common Stock beneficially owned by GS Capital III, (b) 1,498,776 shares of Class A Common Stock which may be deemed to have been beneficially owned by GS Capital III by reason of its ownership of 374,694 shares of Old Preferred Stock, (c) 36,413 shares of Class A Common Stock beneficially owned by GS Offshore and (d) 412,032 shares of Class A Common Stock which may be deemed to have been beneficially owned by GS Offshore by reason of its ownership of 103,008 shares of Old Preferred Stock. GS Advisors disclaimed beneficial ownership of these securities except to the extent of its pecuniary interest therein.


      Immediately prior to the Effective Date, GS Germany may be deemed to have owned, beneficially and directly, and its managing partner, GS oHG, may be deemed to have owned, beneficially and indirectly, an aggregate of 82,024 shares of Class A Common Stock, consisting of (a) 12,832 shares of Class A Common Stock beneficially owned by GS Germany and (b) 69,192 shares of Class A Common Stock which may be deemed to have been beneficially owned by GS Germany by reason of its ownership of 17,298 shares of Old Preferred Stock. GS oHG disclaimed beneficial ownership of these securities except to the extent of its pecuniary interest therein.


      Immediately prior to the Effective Date, 1998 Stone may be deemed to have owned, beneficially and directly, an aggregate of 200,337 shares of Class A Common Stock, consisting of (a) 31,341 shares of Class A Common Stock it beneficially owned and (ii) 168,996 shares of Class A Common Stock which it may be deemed to have beneficially owned by reason of its ownership of 42,249 shares of Old Preferred Stock.


      Immediately prior to the Effective Date, 1998 Bridge may be deemed to have owned, beneficially and directly, an aggregate of 60,463 shares of Class A Common Stock, consisting of (a) 9,459 shares of Class A Common Stock it beneficially owned, and (ii) 51,004 shares of Class A Common Stock which it may be deemed to have beneficially owned by reason of its ownership of 12,751 shares of Old Preferred Stock.


      Immediately prior to the Effective Date, Stone L.L.C., as the sole general partner of 1998 Stone and the sole managing general partner of 1998 Bridge, may be deemed to have owned, beneficially and indirectly, an aggregate of 260,800 shares of Class A Common Stock, consisting of (a) 31,341 shares of Class A Common Stock beneficially owned by 1998 Stone,
      (b) 168,996 shares of Class A Common Stock which may be deemed to have been beneficially owned by 1998 Stone by reason of its ownership of 42,249 shares of Old Preferred Stock, (c) 9,459 shares of Class A Common Stock beneficially owned by 1998 Bridge and (d) 51,004 shares of Class A Common Stock which may be deemed to have been beneficially owned by 1998 Bridge by reason of its ownership of 12,751 shares of Old Preferred Stock. Stone L.L.C. disclaimed beneficial ownership of these securities except to the extent of its pecuniary interest therein.


      Immediately after the Effective Date and pursuant to the Plan, each of Goldman Sachs and GS Group may be deemed to own, beneficially and indirectly, an aggregate of 4,197,520 shares of Common Stock, consisting of the 4,197,520 shares of Common Stock beneficially owned by the Limited Partnerships as described below. Goldman Sachs and GS Group each disclaim beneficial ownership of the securities owned by the Limited Partnerships except to the extent of their pecuniary interest therein.


      Immediately after the Effective Date and pursuant to the Plan, GS Capital III owned, beneficially and directly, an aggregate of 2,859,613 shares of Common Stock and GS Offshore owned, beneficially and directly, an aggregate of 786,141 shares of Common Stock. GS Advisors, as the sole general partner of GS Capital III and GS Offshore, may be deemed to own, beneficially and indirectly, an aggregate of 3,645,754 shares of Common Stock. GS Advisors disclaims beneficial ownership of the securities reported herein except to the extent of its pecuniary interest therein.

      Immediately after the Effective Date and pursuant to the Plan, GS Germany owned, beneficially and directly, and its managing partner, GS oHG, may be deemed to own, beneficially and indirectly, an aggregate of 132,014 shares of Common Stock. GS oHG disclaims beneficial ownership of the securities reported herein except to the extent of its pecuniary interest therein.


      Immediately after the Effective Date and pursuant to the Plan, 1998 Stone owned, beneficially and directly, an aggregate of 322,439 shares of Common Stock and 1998 Bridge owned, beneficially and directly, an aggregate of 97,313 shares of Common Stock. Stone L.L.C., as the sole general partner of Stone 1998 and the sole managing general partner of Bridge 1998, may be deemed to own, beneficially and indirectly, an aggregate of 419,752 shares of Common Stock. Stone L.L.C. disclaims beneficial ownership of the securities reported herein except to the extent of its pecuniary interest therein.


02. Each share of Old Preferred Stock was convertible, on and after November 30, 1999, at any time at the option of the holder into four shares of Class A Common Stock. As described above, pursuant to the Plan, as of the Effective Date, all 550,000 shares of Old Preferred Stock (convertible into 2,200,000 shares of Class A Common Stock), which may deemed to have been owned beneficially and indirectly by Goldman Sachs and GS Group through the Limited Partnerships were cancelled and extinguished.


SIGNATURES:


                                      GOLDMAN, SACHS & CO.

                                      By:    /s/ Roger S. Begelman
                                             -------------------------
                                      Name:  Roger S. Begelman
                                      Title: Attorney-in-fact


                                      THE GOLDMAN SACHS GROUP, INC.


                                      By:    /s/ Roger S. Begelman
                                             -------------------------
                                      Name:  Roger S. Begelman
                                      Title: Attorney-in-fact


                                      GS ADVISORS III, L.L.C.


                                      By:    /s/ Roger S. Begelman
                                             -------------------------
                                      Name:  Roger S. Begelman
                                      Title: Attorney-in-fact


                                      GS CAPITAL PARTNERS III, L.P.


                                      By:    /s/ Roger S. Begelman
                                             -------------------------
                                      Name:  Roger S. Begelman
                                      Title: Attorney-in-fact


                                      GS CAPITAL PARTNERS III OFFSHORE, L.P.


                                      By:    /s/ Roger S. Begelman
                                             -------------------------
                                      Name:  Roger S. Begelman
                                      Title: Attorney-in-fact

                                      GS CAPITAL PARTNERS III GERMANY CIVIL LAW
                                      PARTNERSHIP (with limitation of liability)


                                      By:    /s/ Roger S. Begelman
                                             -------------------------
                                      Name:  Roger S. Begelman
                                      Title: Attorney-in-fact


                                      GOLDMAN, SACHS & CO. oHG


                                      By:    /s/ Roger S. Begelman
                                             -------------------------
                                      Name:  Roger S. Begelman
                                      Title: Attorney-in-fact


                                      STONE STREET FUND 1998, L.P.


                                      By:    /s/ Roger S. Begelman
                                             -------------------------
                                      Name:  Roger S. Begelman
                                      Title: Attorney-in-fact


                                      BRIDGE STREET FUND 1998, L.P.


                                      By:    /s/ Roger S. Begelman
                                             ------------------------
                                      Name:  Roger S. Begelman
                                      Title: Attorney-in-fact


                                      STONE STREET 1998, L.L.C.


                                      By:    /s/ Roger S. Begelman
                                             -------------------------
                                      Name:  Roger S. Begelman
                                      Title: Attorney-in-fact


Date:   February 11, 2002

                               POWER OF ATTORNEY



     KNOW ALL PERSONS BY THESE PRESENTS that GOLDMAN, SACHS & CO. (the "Company") does hereby make, constitute and appoint each of Hans L. Reich and Roger S. Begelman, acting individually, its true and lawful attorney, to execute and deliver in its name and on its behalf whether the Company is acting individually or as representative of others, any and all filings required to be made by the Company under the Securities Exchange Act of 1934, (as amended, the "Act"), with respect to securities which may be deemed to be beneficially owned by the Company under the Act, giving and granting unto each said attorney-in-fact power and authority to act in the premises as fully and to all intents and purposes as the Company might or could do if personally present by one of its authorized signatories, hereby ratifying and confirming all that said attorney-in-fact shall lawfully do or cause to be done by virtue hereof.

     THIS POWER OF ATTORNEY shall remain in full force and effect until either revoked in writing by the undersigned or until such time as the person or persons to whom power of attorney has been hereby granted cease(s) to be an employee of The Goldman Sachs Group, Inc. or one of its affiliates.

     IN WITNESS WHEREOF, the undersigned has duly subscribed these presents as of December 8th, 2000.



GOLDMAN, SACHS & CO.


By: s/ Gregory  K. Palm
----------------------------
Name:  Gregory  K. Palm
Title: Managing Director

                               POWER OF ATTORNEY



     KNOW ALL PERSONS BY THESE PRESENTS that THE GOLDMAN SACHS GROUP, INC. (the "Company") does hereby make, constitute and appoint each of Hans L. Reich and Roger S. Begelman, acting individually, its true and lawful attorney, to execute and deliver in its name and on its behalf whether the Company is acting individually or as representative of others, any and all filings required to be made by the Company under the Securities Exchange Act of 1934 (as amended, the "Act"), with respect to securities which may be deemed to be beneficially owned by the Company under the Act, giving and granting unto each said attorney-in-fact power and authority to act in the premises as fully and to all intents and purposes as the Company might or could do if personally present by one of its authorized signatories, hereby ratifying and confirming all that said attorney-in-fact shall lawfully do or cause to be done by virtue hereof.

     THIS POWER OF ATTORNEY shall remain in full force and effect until either revoked in writing by the undersigned or until such time as the person or persons to whom power of attorney has been hereby granted cease(s) to be an employee of The Goldman Sachs Group, Inc. or one of its affiliates.

     IN WITNESS WHEREOF, the undersigned has duly subscribed these presents as of December 8th, 2000.



THE GOLDMAN SACHS GROUP, INC.


By: s/ Gregory  K. Palm
------------------------------------
Name:  Gregory  K. Palm
Title: Executive Vice President and General Counsel

                              POWER OF ATTORNEY



        KNOW ALL PERSONS BY THESE PRESENTS that GS CAPITAL PARTNERS III, L.P. (the "Company") does hereby make, constitute and appoint each of Hans L. Reich and Roger S. Begelman, acting individually, its true and lawful attorney, to execute and deliver in its name and on its behalf whether the Company is acting individually or as representative of others, any and all filings required to be made by the Company under the Securities Exchange Act of 1934, as amended, giving and granting unto each said attorney-in-fact power and authority to act in the premises as fully and to all intents and purposes as the Company might or could do if personally present by one of its authorized signatories, hereby ratifying and confirming all that said attorney-in-fact shall lawfully do or cause to be done by virtue hereof.

        THIS POWER OF ATTORNEY shall remain in full force and effect until either revoked in writing by the undersigned or until such time as the person or persons to whom power of attorney has been hereby granted cease(s) to be an employee of The Goldman Sachs Group, Inc. or one of its affiliates.

        IN WITNESS WHEREOF, the undersigned has duly subscribed these presents as of January 31, 2000.


GS CAPITAL PARTNERS III, L.P.

By: GS Advisors III, L.L.C.


By: /s/ Kaca B. Enquist
---------------------------------
Name: Kaca B. Enquist
Title: Vice President

                               POWER OF ATTORNEY



        KNOW ALL PERSONS BY THESE PRESENTS that GS CAPITAL PARTNERS III OFFSHORE, L.P. (the "Company") does hereby make, constitute and appoint each of Hans L. Reich and Roger S. Begelman, acting individually, its true and lawful attorney, to execute and deliver in its name and on its behalf whether the Company is acting individually or as representative of others, any and all filings required to be made by the Company under the Securities Exchange Act of 1934, as amended, giving and granting unto each said attorney-in-fact power and authority to act in the premises as fully and to all intents and purposes as the Company might or could do if personally present by one of its authorized signatories, hereby ratifying and confirming all that said attorney-in-fact shall lawfully do or cause to be done by virtue hereof.

        THIS POWER OF ATTORNEY shall remain in full force and effect until either revoked in writing by the undersigned or until such time as the person or persons to whom power of attorney has been hereby granted cease(s) to be an employee of The Goldman Sachs Group, Inc. or one of its affiliates.

        IN WITNESS WHEREOF, the undersigned has duly subscribed these presents as of January 31, 2000.

GS CAPITAL PARTNERS III OFFSHORE, L.P.

By: GS Advisors III, L.L.C.


By: /s/ Kaca B. Enquist
---------------------------------
Name: Kaca B. Enquist
Title: Vice President

                              POWER OF ATTORNEY



        KNOW ALL PERSONS BY THESE PRESENTS that GS CAPITAL PARTNERS III GERMANY CIVIL LAW PARTNERSHIP (the "Company") does hereby make, constitute and appoint each of Hans L. Reich and Roger S. Begelman, acting individually, its true and lawful attorney, to execute and deliver in its name and on its behalf whether the Company is acting individually or as representative of others, any and all filings required to be made by the Company under the Securities Exchange Act of 1934, as amended, giving and granting unto each said attorney-in-fact power and authority to act in the premises as fully and to all intents and purposes as the Company might or could do if personally present by one of its authorized signatories, hereby ratifying and confirming all that said attorney-in-fact shall lawfully do or cause to be done by virtue hereof.

        THIS POWER OF ATTORNEY shall remain in full force and effect until either revoked in writing by the undersigned or until such time as the person or persons to whom power of attorney has been hereby granted cease(s) to be an employee of The Goldman Sachs Group, Inc. or one of its affiliates.

        IN WITNESS WHEREOF, the undersigned has duly subscribed these presents as of October 7, 1999.


GS CAPITAL PARTNERS III GERMANY CIVIL LAW PARTNERSHIP

By: Goldman, Sachs & Co. oHG
By: Goldman, Sachs & Co. Finanz GmbH


By: /s/ Andreas Kornlein
---------------------------------
Name: Andreas Kornlein
Title: Executive Director


By: /s/ Sabine Mock
---------------------------------
Name: Sabine Mock
Title: Executive Director

                                POWER OF ATTORNEY



        KNOW ALL PERSONS BY THESE PRESENTS that GS ADVISORS III, L.L.C. (the "Company") does hereby make, constitute and appoint each of Hans L. Reich and Roger S. Begelman, acting individually, its true and lawful attorney, to execute and deliver in its name and on its behalf whether the Company is acting individually or as representative of others, any and all filings required to be made by the Company under the Securities Exchange Act of 1934, as amended, giving and granting unto each said attorney-in-fact power and authority to act in the premises as fully and to all intents and purposes as the Company might or could do if personally present by one of its authorized signatories, hereby ratifying and confirming all that said attorney-in-fact shall lawfully do or cause to be done by virtue hereof.

        THIS POWER OF ATTORNEY shall remain in full force and effect until either revoked in writing by the undersigned or until such time as the person or persons to whom power of attorney has been hereby granted cease(s) to be an employee of The Goldman Sachs Group, Inc. or one of its affiliates.

        IN WITNESS WHEREOF, the undersigned has duly subscribed these presents as of January 21, 2000.


GS ADVISORS III, L.L.C.


By: /s/ Kaca B. Enquist
-------------------------
Name: Kaca B. Enquist
Title: Vice President

                               POWER OF ATTORNEY



        KNOW ALL PERSONS BY THESE PRESENTS that GOLDMAN, SACHS & CO. oHG, (the "Company") does hereby make, constitute and appoint each of Hans L. Reich and Roger S. Begelman, acting individually, its true and lawful attorney, to execute and deliver in its name and on its behalf whether the Company is acting individually or as representative of others, any and all filings required to be made by the Company under the Securities Exchange Act of 1934, as amended, giving and granting unto each said attorney-in-fact power and authority to act in the premises as fully and to all intents and purposes as the Company might or could do if personally present by one of its authorized signatories, hereby ratifying and confirming all that said attorney-in-fact shall lawfully do or cause to be done by virtue hereof.

        THIS POWER OF ATTORNEY shall remain in full force and effect until either revoked in writing by the undersigned or until such time as the person or persons to whom power of attorney has been hereby granted cease(s) to be an employee of The Goldman Sachs Group, Inc. or one of its affiliates.

        IN WITNESS WHEREOF, the undersigned has duly subscribed these presents as of March 28, 2000.

GOLDMAN, SACHS & CO. oHG


By: /s/ Andreas Kornlein
---------------------------------
Name: Andreas Kornlein
Title: Executive Director


By: /s/ Sabine Mock
---------------------------------
Name: Sabine Mock
Title: Executive Director

                               POWER OF ATTORNEY


        KNOW ALL PERSONS BY THESE PRESENTS that STONE STREET FUND 1998, L.P. (the "Company") does hereby make, constitute and appoint each of Hans L. Reich and Roger S. Begelman, acting individually, its true and lawful attorney, to execute and deliver in its name and on its behalf whether the Company is acting individually or as representative of others, any and all filings required to be made by the Company under the Securities Exchange Act of 1934, as amended, giving and granting unto each said attorney-in-fact power and authority to act in the premises as fully and to all intents and purposes as the Company might or could do if personally present by one of its authorized signatories, hereby ratifying and confirming all that said attorney-in-fact shall lawfully do or cause to be done by virtue hereof.

        THIS POWER OF ATTORNEY shall remain in full force and effect until either revoked in writing by the undersigned or until such time as the person or persons to whom power of attorney has been hereby granted cease(s) to be an employee of The Goldman Sachs Group, Inc. or one of its affiliates.

        IN WITNESS WHEREOF, the undersigned has duly subscribed these presents as of December 16, 1999.


STONE STREET FUND 1998, L.P.

By: Stone Street 1998, L.L.C.

By: /s/ Kaca B. Enquist
---------------------------------
Name: Kaca B. Enquist
Title: Vice President

                              POWER OF ATTORNEY


        KNOW ALL PERSONS BY THESE PRESENTS that BRIDGE STREET FUND 1998,
L.P. (the "Company") does hereby make, constitute and appoint each of Hans L. Reich and Roger S. Begelman, acting individually, its true and lawful attorney, to execute and deliver in its name and on its behalf whether the Company is acting individually or as representative of others, any and all filings required to be made by the Company under the Securities Exchange Act of 1934, as amended, giving and granting unto each said attorney-in-fact power and authority to act in the premises as fully and to all intents and purposes as the Company might or could do if personally present by one of its authorized signatories, hereby ratifying and confirming all that said attorney-in-fact shall lawfully do or cause to be done by virtue hereof.

        THIS POWER OF ATTORNEY shall remain in full force and effect until either revoked in writing by the undersigned or until such time as the person or persons to whom power of attorney has been hereby granted cease(s) to be an employee of The Goldman Sachs Group, Inc. or one of its affiliates.

        IN WITNESS WHEREOF, the undersigned has duly subscribed these presents as of December 16, 1999.


BRIDGE STREET FUND 1998, L.P.

By: Stone Street 1998, L.L.C.

By: /s/ Kaca B. Enquist
----------------------------
Name: Kaca B. Enquist
Title: Vice President

                               POWER OF ATTORNEY


     KNOW ALL PERSONS BY THESE PRESENTS that STONE STREET 1998, L.L.C. (the "Company") does hereby make, constitute and appoint each of Hans L. Reich and Roger S. Begelman, acting individually, its true and lawful attorney, to execute and deliver in its name and on its behalf whether the Company is acting individually or as representative of others, any and all filings required to be made by the Company under the Securities Exchange Act of 1934, as amended, giving and granting unto each said attorney-in-fact power and authority to act in the premises as fully and to all intents and purposes as the Company might or could do if personally present by one of its authorized signatories, hereby ratifying and confirming all that said attorney-in-fact shall lawfully do or cause to be done by virtue hereof.

     THIS POWER OF ATTORNEY shall remain in full force and effect until either revoked in writing by the undersigned or until such time as the person or persons to whom power of attorney has been hereby granted cease(s) to be an employee of The Goldman Sachs Group, Inc. or one of its affiliates.

     IN WITNESS WHEREOF, the undersigned has duly subscribed these presents as of December 16, 1999.


STONE STREET 1998, L.L.C.


By: /s/ Kaca B. Enquist
---------------------------------
Name: Kaca B. Enquist
Title: Vice President